FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 23, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

merges into

PETROBRAS ENERGÍA S.A.

Notice of Share Exchange as a result of Merger

It is hereby informed that by virtue of the merger of Petrobras Energía Participaciones S.A. (“PEPSA”) into Petrobras Energía S.A. (“PESA”) approved at the Special Shareholders’ Meetings held by the absorbed and absorbing companies on January 30, 2009 and following issuance of the pertinent authorizations by the National Securities Commission of Argentina (Resolution 1630 issued on May 28, 2009) and by the Buenos Aires Stock Exchange and registration of the Definitive Merger Agreement with the Public Registry of Commerce under number 12887, Book 45 of Stock Corporations,  765,435,847 Class “B”, book-entry, common shares of PESA, of a nominal value of P$1 each, entitled to one vote per share, corresponding to an increase in the share capital of PESA to P$1,775,054,257 (one thousand seven hundred seventy five million, fifty four thousand, two hundred and fifty seven Argentine pesos) as resolved at the Shareholders’ Meeting held on January 30, 2009, will be exchanged for all outstanding Class “B” shares of PEPSA according to the exchange ratio provided for the merger.

The exchange ratio was set as follows: each shareholder of PEPSA will receive 0.359015136 shares of PESA for each share of PEPSA held. Therefore, 765,435,847 newly issued Class “B”, book-entry, common shares of PESA, of a nominal value of P$1 each, entitled to one vote per share, will be delivered to PEPSA’s shareholders in exchange for all PEPSA shares held, and such outstanding PEPSA shares will be cancelled.

Pursuant to the merger, all American Depositary Shares (“ADSs”) of PEPSA (each representing 10 Class B shares of PEPSA) issued pursuant to the Deposit Agreement entered into Petrobras Energía Participaciones S.A. (f/k/a PC Holdings S.A.) and Citibank, N.A. as Depositary on January 21, 2000 will be exchanged for ADSs of PEPSA. The PESA ADSs will be issued pursuant to a Deposit Agreement to be entered into by Petrobras Energía S.A. and Citibank, NA as Depositary on September 29, 2009. Each holder of PEPSA ADSs prior to the exchange of share will receive substitute ADSs representing 10 Class B shares of PESA, based upon the exchange rate of 0.359015136.

The exchange will be made following the close of the New York Stock Exchange’s trading session on September 29, 2009.  As such, September 29, 2009 will be the last day on which ADSs of PEPSA will trade on the New York Stock Exchange, and beginning on September 30, 2009 such securities will be substituted by ADSs of PESA, which will continue trading on the New York Stock Exchange under the ticker symbol “PZE”.

No fractional PESA ADSs will be issued as part of the exchange. Fractional entitlements to PESA ADSs will be aggregated and sold by Citibank, N.A. The net proceeds from the sale of the fractional entitlements to PESA ADSs will be distributed on a pro rata basis to the holders of the PESA ADSs, as described in the registration statement on Form F-4, filed by Petrobras Energía with the Securities and Exchange Commission on November 12, 2009.”

PETROBRAS ENERGÍA S.A.

Date: 09/23/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney